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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One)

     [ x ]     Form 10-K and Form 10-KSB
     [   ]     Form 20-F
     [   ]     Form 11-K
     [   ]     Form 10-Q and Form 10-QSB
     [   ]     Form N-SAR

For the Period Ended: December 31, 2001

     [   ]     Transition Report on Form 10-K and Form 10-KSB
     [   ]     Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q and Form 10-QSB
     [   ]     Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

Part I - Registrant Information

Full Name of Registrant:                    37Point9
Former Name if Applicable:                  Great Basin Water Company
Address of Principal Executive Office:      444 West C Street, Ste. 330,
                                            San Diego, CA 92101


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



[x] (a) The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

The Company has been unable to prepare the year-end financial statements and the subsequent annual report in sufficient time for the 10-KSB to be prepared and EDGARized to meet the filing deadline.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Doug Brown, President, (619) 222--2568

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [x] yes    [ ] no

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] yes    [x] no

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

37Point9 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2002

By: /s/ DOUGLAS BROWN
-------------------------------------
        Douglas Brown
        President and
        Duly Authorized Officer